April 17, 2025

Marc Rowan
Chief Executive Officer
Apollo Global Management, Inc.
9 West 57th Street, 42nd Floor
New York, NY 10019

       Re: Apollo Global Management, Inc.
           Registration Statement on Form S-4
           Filed April 11, 2025
           File No. 333-286493
Dear Marc Rowan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Ian Hazlett